Exhibit 15 (g)

Consolidated Financial Statements of Atos Origin S.A.

The Atos Origin consolidated financial statements were prepared in accordance with accounting principles generally accepted in France. The Atos Origin consolidated financial statements as of and for the fiscal periods ended December 31, 2003 and 2001 were not audited in accordance with generally accepted auditing standards in the United States, and are not covered by the audit report of Deloitte Touche Tohmatsu and Amyot Exco Grant Thornton included as an exhibit to this Form 20-F/A. The audit report relating to the Atos Origin consolidated financial statements of Deloitte Touche Tohmatsu and Amyot Exco Grant Thornton as of and for the year ended December 31, 2002 is included as an exhibit to this Form 20-F/A. The audit report relating to the Atos Origin consolidated financial statements as of and for the fiscal periods presented here, which states that an audit of the Atos Origin consolidated financial statements was conducted in accordance with professional standards applicable in France, is available, along with the Atos Origin consolidated financial statements, on the website of Atos Origin at www.atosorigin.com.

ATOS ORIGIN
Consolidated Income Statement for the years ended December 31, 2003, 2002 and 2001

		Period ended		Period ended
		Dec 31st, 2003	Period ended	Dec 31st, 2001
(In EUR millions)	Notes(*)	(Not audited)	Dec 31st, 2002	(Not audited)
Revenue		3,034.6	3,042.9	3,037.6
Personnel expenses	a	(1,667.3)	(1,642.0)	(1,548.5)
Operating costs and expenses	d	(1,119.5)	(1,135.3)	(1,227.9)

Income from operations		247.8	265.6	261.2
% of revenue		8.2%	8.7%	8.6%
Net financial expense	e	(26.6)	(27.3)	(9.6)

Income on ordinary activities		221.2	238.3	251.6
Non-recurring items	f	(54.9)	(70.8)	(2.9)
Corporate income tax	g	(40.9)	(46.9)	(84.0)

Net income before equity affiliates, minority interests and amortization of goodwill		125.4	120.6	164.7
Share in income of equity affiliates		(0.1)	(0.1)	(0.1)
Minority interests	h	(11.2)	(11.3)	(18.3)

Net income before amortization of goodwill – Group Share		114.1	109.2	146.3
% of revenue		3.8%	3.6%	4.8%
Amortization of goodwill	j	(283.1)	(38.4)	(23.3)

Net income for the period – Group Share		(169.0)	70.8	123.0
% of revenue		(5.6%)	2.3%	4.0%
In EUR
Net earnings per share
Weighted average number of shares (**)		45,458,166	43,954,677	43,806,925
Basic earnings per share before amortization of goodwill		2.51	2.48	3.34
Basic earnings per share		(3.72)	1.61	2.81

Diluted average number of shares		47,754,039	50,846,590	53,801,424
Diluted earnings per share before amortization of goodwill		2.42	2.15	2.93
Diluted earnings per share		(3.51)	1.39	2.49

(*) See Notes to the consolidated financial statements.

(**) On December 31st, 2002 ORA bonds issued in consideration for the acquisition of KPMG Consulting in the UK and the Netherlands are not included in the weighted average number of shares. The ORA bonds are included in the diluted average number of shares.

Atos Origin

Consolidated Balance Sheet

(In EUR millions)		Dec. 31st, 2003		Dec. 31st, 2001
ASSETS	Notes (*)	(Not audited)	Dec. 31st, 2002	(Not audited)
Goodwill	j	742.3	1,029.1	405.4
Other intangible fixed assets	k	27.1	32.2	22.9
Tangible fixed assets	l	156.0	217.3	303.9
Investments	m	18.3	21.3	39.5

Total Fixed Assets		943.6	1,299.9	771.7
Trade accounts and notes receivable	n	754.7	871.9	970.9
Other receivables, prepayments and accrued income	o	249.7	264.2	260.1
Transferable securities	s	458.7	133.1	83.2
Cash at bank and in hand	s	65.5	288.7	93.3

Total Current Assets		1,528.6	1,557.9	1,407.5

Total Assets		2,472.2	2,857.8	2,179.2

(In EUR millions)		Dec. 31st, 2003		Dec. 31st, 2001
LIABILITIES AND SHAREHOLDERS’ EQUITY	Notes (*)	(Not audited)	Dec. 31st, 2002	(Not audited)
Common stock	p	47.9	44.1	43.9
Additional paid-in capital		279.4	44.0	35.2
Consolidated reserves		413,6	343.0	226.0
Translation adjustments		(36,2)	3.8	7.1
Net income for the period		(169.0)	70.8	123.0
Other Shareholders’ Equity		—	234.8	—

Shareholders’ Equity – Group Share		535.7	740.5	435.2
Minority interests	q	48.2	43.6	43.5

Total Shareholders’ equity		583.9	784.1	478.7

Provisions for contingencies and losses	r	239.4	266.6	251.1

Borrowings	s	790.2	862.1	411.7
Trade accounts payable	t	236.6	342.8	423.2
Other liabilities, accruals and deferred income	u	622.1	602.2	614.5

Total Liabilities		1,648.8	1,807.1	1,449.4

Total Liabilities and Shareholders’ equity		2,472.2	2,857.8	2,179.2

(*) See Notes to the consolidated financial statements.

Atos Origin

Consolidated Cash Flow Statement

	Period ended		Period ended
	Dec. 31st, 2003	Period ended	Dec. 31st, 2001
(In EUR millions)	(Not audited)	Dec. 31st, 2002	(Not audited)
Net Income before equity affiliates, minority interests and amortization of goodwill	125.4	120.6	164.7
Depreciation, amortization and provisions	97.1	123.0	150.9
Financial provisions	4.2	10.5	5.4
Exceptional depreciation, amortization and provisions	(47.1)	(23.6)	(198.8)
Net gains on disposals of fixed assets and acquisition costs	(4.1)	(6.1)	(20.1)
Deferred taxes	(13.0)	18.2	36.8

Net cash from operations before changes in working capital	162.5	242.6	138.9
Changes in working capital	79.5	51.2	48.9

Net cash from operating activities	242.0	293.8	187.8

Purchases of tangible and intangible fixed assets	(70.0)	(102.3)	(139.3)
Proceeds from disposals of tangible and intangible fixed assets	3.5	62.3	11.7

Net Operating Investments	(66.5)	(40.0)	(127.6)

Purchases of financial investments	(11.0)	(478.4)	(207.8)
Proceeds from disposals of financial investments	26.7	45.4	33.6
Net cash and cash equivalents of companies purchased or sold during the year	(2.9)	25.1	4.2

Net Financial Investments	12.8	(407,9)	(170.0)

Net Cash used in investing activities	(53.7)	(447.9)	(297.6)

Common stock issues	4.4	9.1	2.4
Dividends paid to minority shareholders of subsidiaries	(6.0)	(11.3)	(4.4)
New loans	25.7	634.1	191.2
Repayments of long and medium-term borrowings	(106.7)	(228.2)	(35.1)

Net cash from financing activities	(82.6)	403.7	154.1

Increase (Decrease) in cash and cash equivalents	105.7	249.6	44.3

Opening cash and cash equivalents	421.9	176.5	130.3
Increase (decrease) in cash and cash equivalents	105.7	249.6	44.3
Impact of exchange rate fluctuations on cash and cash equivalents	(3.4)	(4.2)	1.9

Closing cash and cash equivalents	524.2	421.9	176.5

Opening Net Debt	(440.3)	(235.2)	(113.5)
New loans	(25.7)	(634.1)	(191.2)
Repayments of long- and medium-term borrowings	106.7	228.2	35.1
Increase (decrease) in cash and cash equivalents	105.7	249.6	44.3
Other movements (*)	(12.4)	(48.8)	(9.9)

Closing net debt	(266.0)	(440.3)	(235.2)

(*) ‘Other movements’ include the net long and medium-term debt of companies purchased or sold during the period, the impact of foreign exchange rates on net debt and profit-sharing amounts payable to French employees transferred to debt.

Atos Origin

Consolidated Statement of changes in shareholders’ equity

	Number of		Addit.			Net income	Other Share-
	shares at	Common	paid-in	Consolidated	Translation	for the	holders’	Equity,
(In EUR millions)	period end (*)	Stock	capital	reserves	Adjustments	period	equity	Group share
At December 31st, 2001 (Not audited)	43,854	43.9	35.2	226.0	7.1	123.0		435.2

* Common stock issues for cash	202	0.2	8.8					9.0
* Translation adjustments				1.4	(3.3)			(1.9)
* Appropriation of prior period net income				123.0		(123.0)		0.0
* Net Income for the period						70.8		70.8
* Treasury stock				(7.4)				(7.4)
* ORA bonds							234.8	234.8

At December 31st, 2002	44,056	44.1	44.0	343.0	3.8	70.8	234.8	740.5

* Common stock issues for cash	157	0.1	4.3					4.4
* Translation adjustments					(40.0)			(40.0)
* Appropriation of prior period net income				70.8		(70.8)		0.0
* Net Income for the period						(169.0)		(169.0)
* Other				(0.2)				(0.2)
* ORA bonds	3,657	3.7	231.1				(234.8)	0.0

At December 31st, 2003 (Not audited)	47,870	47.9	279.4	413.6	(36.2)	(169.0)	0.0	535.7

(*) in thousands

Segment information

Information by Service Line

		Systems	Managed
(In EUR millions)	Consulting	Integration	Operations	Corporate	Group
2003 (Not audited)
Revenue	363.3	1,089.4	1,581.9		3,034.6
Income from operations	26.5	55.6	198.7	(33.0)	247.8
Fixed assets	0.7	54.7	124.2	3.5	183.1
Year-end number of employees	1,934	12,671	11,773	95	26,473

2002
Revenue	174.5	1,243.0	1,625.4		3,042.9
Income from operations	16.0	65.9	213.6	(30.0)	265.6
Fixed assets	8.8	37.5	197.9	5.3	249.5
Year-end number of employees	2,383	13,954	12,166	99	28,602

2001 (Not audited)
Revenue	19.2	1,470.3	1,548.1		3,037.6
Income from operations	5.5	128.2	172.7	(45.2)	261.2
Fixed assets	0.4	47.9	272.1	6.4	326.8
Year-end number of employees	126	14,805	11,237	110	26,278

Atos Origin

Information by geographical area

		The		EMEA	Americas	Asia Pacific
(In EUR millions)	France	Netherlands	UK	others (1)	(2)	(3)	Corporate	Group
2003 (Not audited)
Revenue	1,049.7	961.3	330.7	561.1	76.5	55.4		3,034.6
Income from operations	113.2	114.3	15.7	31.8	0.5	5.2	(33.0)	247.8
Fixed assets	85.9	58.0	5.4	24.3	1.7	4.3	3.5	183.1
Year-end number of employees	7,894	8,424	1,847	6,036	1,014	1,163	95	26,473

2002
Revenue	1,086.2	912.8	238.4	610.0	132.3	63.2		3,042.9
Income from operations	116.2	124.2	12.9	28.6	7.8	5.8	(30.0)	265.6
Fixed assets	106.1	95.5	5.5	27.6	3.3	6.2	5.3	249.5
Year-end number of employees	8,685	9,019	2,139	6,319	1,210	1,131	99	28,602

2001 (Not audited)
Revenue	1,089.1	797.4	159.8	717.6	207.5	66.2		3,037.6
Income from operations	107.2	117.0	12.9	62.9	5.4	1.0	(45.2)	261.2
Fixed assets	141.6	132.8	8.8	21.8	7.4	8.0	6.4	326.8
Year-end number of employees	8,419	7,114	1,133	6,838	1,517	1,147	110	26,278

(1) Europe, Middle East, Africa: Germany, Switzerland, Italy, Spain, Portugal, Andorra, Belgium, Luxembourg, Poland, Austria, Hungary, Czech Republic, Saudi Arabia.

(2) United States, Canada, Mexico, Argentina, Brazil, Peru.

(3) Australia, China, Hong-Kong, India, Malaysia, Singapore, Taiwan, Thailand.

SCOPE OF CONSOLIDATION

Major changes to the scope of consolidation during the period were as follows:

Acquisitions

January 2003: increase from 93% to 100% of the interest held by Atos Origin in Atos Odyssée pursuant to the memorandum of understanding for the gradual acquisition of the shares. Atos Odyssée is a French company and part of to the Consulting service line.

April 2003: Aréma (in which the Group has a 95% interest), a French company formed jointly with the Redcats Group (Pinault Printemps Redoute) under a facilities management agreement, fully consolidated since April 1st, 2003.

Disposals

July 2003: disposal of Atos Origin Engineering Services, a Dutch company forming part of the Systems Integration service line.

August 2003: disposal of the document processing operations previously contributed by Atos Origin Services-France to Atos Origin DMS.

October 2003: disposal of the 100% interest in Atos Origin Information Technology Kft, a Hungarian company.

Accounting Policies

With effect from January 1st, 2001, the consolidated financial statements have been prepared in accordance with the ‘new accounting rules and methods applicable to consolidated financial statements’ approved by the Order of June 22nd, 1999, implementing the Accounting Standards Committee Regulation CRC 99-02.

In accordance with the option offered by Regulation 99-02, Atos Origin has not retroactively adjusted investment and divestment transactions entered into prior to January 1st, 2001.

With effect from January 1st, 2002, the Group adopted CRC Regulation 00-06 regarding liabilities. The implementation of this Regulation does not affect shareholders’ equity at the beginning of financial year 2002.

As part of the preparation of the consolidated financial statements, Atos Origin has aligned itself with the provisions of certain standards established by the IASB with respect to measurement and recognition since the fiscal years 2000 or 2001. In particular, Atos Origin has aligned itself with the measures prescribed for the recognition of revenue from services involving fixed price contracts based on the percentage of completion method (IAS 11), the determination of income taxes (IAS 12) the recording of property, plant and equipment (IAS 16) and leases (IAS 17), the measurement and recognition of employee benefits (IAS 19), the effects of changes in foreign exchange rates (IAS 21), the impairment of assets (IAS 36) and the recognition of provisions, contingent liabilities and contingent assets (IAS 37).

Atos Origin

Consolidation rules
Methods of consolidation

The financial statements of companies over which Atos Origin (hereinafter referred to as ‘the Company’) exercises exclusive control, whether directly or indirectly, are fully consolidated.

The financial statements of companies in which voting rights are split between the Company and another shareholder are consolidated as follows:

•	companies over which the Company has effective control of their business operations are fully consolidated;

•	companies over which the Company exercises significant influence are accounted for using the equity method. Significant influence is assumed to exist where more than 20% of voting rights are held.

Basis of consolidation

All companies are consolidated on the basis of financial statements or accounts drawn up to December 31st and adjusted, where necessary, in accordance with Group accounting policies.

Foreign companies

The balance sheets of subsidiaries that do not use the single European currency are translated into euros at year-end rates of exchange and their income statements are translated at average exchange rates for the year. The impact of exchange rate movements on the balance sheet and net income for the year is taken to shareholders’ equity under ‘Translation adjustments’ (IAS21).

Review of the value in use of long-term assets

Long-term assets (property, plant and equipment, intangible assets and goodwill) are adjusted to their value in use when significant adverse changes are identified indicating that the value in use of an asset appears to be lower than its net carrying amount on a long-term basis.

The value in use is reviewed for each asset category by taking into account the Group expectations in terms of economic and operational trends relating to the use of the assets concerned. When an impairment charge appears necessary, the amount recognized is equal to the difference between the net carrying amount and the value in use. The value in use is determined by referring to discounted future cash flows, market prices and replacement costs for the used equipment.

For goodwill, the value in use takes into account, in addition to future economic benefits, the benefits expected from the acquisition, such as the synergies resulting from the integration of the acquired enterprise with the Group’s activities and the enterprise’s strategic value for the Group.

The Group is therefore in line with the provisions of IAS 36, which provided the basis for CRC regulation 2002-10 regarding asset depreciation and impairment.

Goodwill

Goodwill represents that portion of the difference between the cost of an investment and the Group’s share of the adjusted net assets of the company acquired as of the date of acquisition, not allocated to fair value adjustments. Goodwill is amortized on a straight-line basis over the estimated period of benefit, not exceeding 20 years.

In accordance with accounting rules in force and pursuant to the COB Recommendation of January 1988 (Monthly Bulletin No. 210), Atos Origin applied against its shareholders’ equity a fraction of the goodwill arising in connection with business combinations In particular, this was the case with the acquisition of Origin, in connection with which EUR 181 million was applied against the share premium. If this goodwill had not been applied against the share premium, the transaction would have generated an annual notional depreciation expense of EUR 9.0 million. Atos Origin acquired, on August 16th, 2002, 100% of the shares of KPMG Consulting in the UK and in the Netherlands. This acquisition was paid for by (i) the issuance of 3,657,000 bonds redeemable in shares (‘ORA’) and warrants (‘ORABSA’) at the price of EUR 64.20 each, in an amount of EUR 235 million; and (ii) the balance in cash in an amount of EUR 417 million.

Pursuant to Article 210 of CRC Regulation 99-02, the acquisition cost of the KPMG Consulting in the United Kingdom and the Netherlands securities is equal, at the date on which control becomes effective, to the fair value of securities issued. The fair value of the ORA bonds presented in consideration in August 2002 was determined using a multi-criteria approach taking into account the stock market price of the Atos Origin share and the transaction value set by the parties. This method produced a value of EUR 64.20 per share, or a total value for the ORA bonds of EUR 235 million.

The stock subscription warrants attached to the shares underpin the earn-out clause granted in favour of the KPMG Consulting partners in the United Kingdom and the Netherlands.

The stock subscription warrants detached from the ORA bonds represent an additional component of the purchase price for the KPMG consulting activity, payable solely on the realization of certain activity results (earn-out clause). These stock subscription warrants may only be exercised if revenue and profitability objectives of the activities purchased are realized.

Atos Origin has not recorded the stock subscription warrants in its balance sheet and will treat them as an off-balance sheet commitment until their exercise date.

Effective date of acquisitions and disposals

The consolidated income statement includes the results of companies acquired during the financial year starting from the date of the change of control. The results of companies sold during the year are included up to the date of sale.

Atos Origin

Research and development expenditure

Research and development expenditure in respect of specific applications or products is expensed in the period incurred.

Other intangible fixed assets

Other intangible fixed assets primarily comprise software acquired by the Group and amortized on a straight-line basis over periods specific to each acquisition, subject to a maximum of five years. The cost of software developed for internal or commercial use is generally expensed in the period incurred. However, it may be capitalised within intangible fixed assets where the following conditions are satisfied:

•	the project is clearly identified and the corresponding costs are itemized and monitored in a reliable manner;

•	the technical design feasibility of the software is demonstrated;

•	the Group intends to produce, commercialise or use the software internally;

•	a potential market exists for software intended for rental, sale or marketing in any other form and the utility of the software to the Group has been approved in the case of internal use;

•	sufficient resources exist to carry the project through to commercialisation or internal use;

•	the Group possesses the management and monitoring tools necessary to satisfy these conditions.

Only costs incurred during the software production phase are capitalised, with costs incurred during design, user configuration and follow-up phases expensed in the period.

The Group holds a number of patents but has not granted any licenses in respect thereof. The Group incurs license fees in respect of licenses granted to it. These fees are recorded in the Income statement under Operating costs and expenses.

Tangible fixed assets

Tangible fixed assets are recorded at acquisition cost net of any interest expenses. They are depreciated on a straight-line or reducing-balance basis over the following expected useful lives:

• Buildings	20 years
• Fixtures and fittings	5 to 10 years
• Computer hardware	3 to 5 years
• Vehicles	4 years
• Office furniture and equipment	5 to 10 years

Assets acquired under operating lease contracts are not capitalised. Assets acquired under finance lease contacts are capitalized and the corresponding borrowing recorded in liabilities in the balance sheet. The accounting policy adopted by the Group is consistent with IAS 17 ‘Leases’.

Investments

Non-consolidated participating interests are stated at the lower of acquisition cost and fair value. Fair value corresponds to fair value to the Group, taking into account the Group’s share in adjusted net worth and the future profitability prospects of the Company. A provision for impairment is recorded where the fair value of an investment falls below its acquisition cost.

Treasury stock

The Atos Origin shares held by the parent company are charged against consolidated shareholders’ equity. The accounting treatment for these shares is attributable to the purpose of their holding. In the event of a disposal, the gain or loss and the corresponding tax impact are recorded in changes in consolidated shareholders’ equity.

Operating Receivables

Operating receivables are recorded at nominal value. They are assessed individually and, where appropriate, a provision is raised to take likely recovery problems into account.

Transferable securities

Transferable securities are recorded in the balance sheet at the lower of acquisition cost and market value. For listed securities, market value is equal to the stock market price at the fiscal year-end. SICAV units are recorded at net asset value. Unrealised capital gains are not recognized.

Provisions for contingencies and losses

Provisions for contingencies and losses are recognized in compliance with the rulings of the Comité de la Réglementation Comptable governing liabilities (CRC N° 2000-06), whose application is mandatory for fiscal years beginning on, or after, January 1st, 2002. This application had no impact on shareholders’ equity.

The regulation defines a liability as an element of the asset base with a negative economic value for the entity, i.e. an obligation (legal, regulatory, or contractual) of the entity with respect to a third party for which an outflow of resources benefiting this third party is probable or certain, without a consideration expected from the latter that is at least equivalent. The accounting policy adopted by the Group is consistent with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’

Atos Origin merger provisions

These provisions concern the Atos Origin merger and include the following:

•	Origin fair value adjustment initially established to cover long-term commitments to purchase software licenses for which there was no corresponding business, disputes, litigation and claims as well as previously identified employee-related and tax contingencies and losses to completion on fixed-price contracts

•	provisions for discontinued operations;

•	provisions for reorganization (employee costs);

•	provisions for real estate and data center rationalization (closure of business sites, regrouping, optimisation, etc.).

Atos Origin

Other provisions on acquisitions

These provisions concern the acquisition of KPMG Consulting in the United Kingdom and the Netherlands and primarily comprise:

•	provisions for employee-related restructuring costs;

•	provisions for adjustments to the opening balance sheet recorded to cover shared service contractual commitments subscribed with KPMG International Group without corresponding resources, due to the progressive integration of purchased activities in Atos Origin.

Provisions for employee benefits

The Group valuation policy for employee benefits is in line with IAS 19. In accordance with the requirements detailed in this standard, a periodic valuation of these commitments is performed by independent actuarial experts using the projected unit credit method.

This actuarial method requires, in particular, in order to value employee benefits, assumptions concerning the future likelihood of presence within the Group, the rate of salary increases or the anticipated future return of plan assets allocated to the financing of the commitments. The present value of these obligations is then calculated on the basis of a discounting rate determined by reference to the financial environment of the various countries concerned and is then multiplied by a coefficient taking into account the number of years of service remaining until the employee concerned is entitled to benefit from the rights granted under the relevant schemes.

The plan assets allocated to finance these employee commitments are recorded at fair value and the expected yield on plan assets is determined taking into account the composition of plan assets.

Actuarial gains and losses resulting from changes in assumptions, plan amendments or differences between actual and expected returns on plan assets, are amortized over the activity period or the expected remaining life of beneficiaries, in so far as they exceed the 10% corridor provided for by IAS 19.

Where the value of assets allocated to the financing of regimes exceeds commitments (surplus position), the Group applies IAS 19, which seeks to limit the recognition of prepaid expenses in the balance sheet.

Charges relating to defined benefit plans are expensed as incurred.

Debt issuance costs and bond redemption premiums

Debt issuance costs are included in deferred charges and released to the income statement on a straight-line basis over the life of the loan. Bonds are recorded in liabilities in an amount corresponding to the issue proceeds and a provision raised over the life of the loan to cover the net-of-tax amount of the related premiums. A provision for the redemption premium is recognized over the life of the loan for the net-of-tax-amount. The Group has decided to adopt the position expressed by the COB in its 1994 Annual Report and reiterated in its recommendations for the 2002 year-end closing, which consists of providing for all redemption premiums at the closing from the time the share price falls below the discounted value of the bond redemption. This recommendation was applied from the financial year 2002 as regards the Atos Origin bond issue maturing in October 2004.

Accounting classification of ORA bonds in the consolidated balance sheet

The bonds redeemable in shares (ORA bonds) issued on the acquisition of KPMG Consulting in the United Kingdom and the Netherlands by Atos Origin are recorded in 2002 in shareholders’ equity in accordance with French accounting rules and due, primarily, to the absence of any remuneration and the suppression of the escape clause. On August 16th, 2003, these bonds were fully converted into shares.

Financial Instruments

The Group uses various financial instruments to hedge against foreign exchange and interest rate risks. All hedging instruments are traded with leading counterparts. Foreign exchange risks are hedged using forward contracts and currency swaps and interest rate risks using standard interest rate swap agreements. Hedging gains and losses are matched against the loss or gain on the hedged item.

Revenue

Revenue corresponds to the proceeds from sales of services and equipment carried out by fully consolidated companies in the normal course of business. The Group is therefore in line with IAS 11.

Consulting and Systems Integration revenue from fixed-price contracts is recognized in line with the technical completion of projects. When income from fixed-price contracts to develop individual applications or integrated systems is recorded over the course of several fiscal years, it is recognized using the percentage completion method. The excess of costs over billings is recorded in the balance sheet under ‘Accounts and notes receivable – trade’ and the excess of billings over costs under ‘Deferred income’.

Managed Services revenue is generally determined based on a fixed-price and/or a number of IT work units. On-line services revenue within Managed Operations largely corresponds to transaction volumes and IT services rendered.

Net income on ordinary activities

Net income on ordinary activities comprises the results of operations and financing transactions of the various Group business lines and any write-downs of non-consolidated participating interests.

Atos Origin

Non-recurring items

Non-recurring items include income and expenses relating to events or operations clearly outside the ordinary activities of the Group due to their nature, amount or unusual occurrence.

Corporate Income Tax

The tax charge recorded in the Income Statement is the total of the current and deferred tax charge.

The Group accounts for deferred tax using the liability method on all temporary differences between the book value and tax base of assets and liabilities recorded in the consolidated balance sheet, with the exception of goodwill and the undistributed earnings of consolidated companies. The deferred tax charge is not discounted to present value. Deferred tax assets and liabilities are netted off at taxable entity level. Deferred tax assets corresponding to temporary differences and tax loss carry-forwards are recognized in the accounts and a provision raised where the likelihood of realization of taxable profits at tax entity level is considered low, based on available historical and forecast information.

The accounting policy adopted by the Group is consistent with IAS 12 ‘Income Taxes’.

Earnings per share

Earnings per share (basic and diluted) is calculated by dividing net income before or after amortization of goodwill by:

•	the weighted average number of shares outstanding during the period (basic earnings per share);

•	the weighted average number of shares outstanding during the period, plus the number of shares that could be issued as a result of the exercise in full of all convertible securities outstanding (diluted earnings per share).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Comparability of financial years:

The financial data for 2003, 2002 and 2001 are not fully comparable.The financial year ended on December 31st, 2002 includes, from September 1st, 2002, the operations of KPMG Consulting in the United Kingdom and the Netherlands.

a) Personnel expenses

	Period ended	Period ended	Period ended
(In EUR millions)	Dec 31st, 2003	Dec 31st, 2002	Dec 31st, 2001
Wages and salaries	(1,344.7)	(1,290.8)	(1,187.0)
Other expenses	(322.6)	(351.2)	(361.5)

Total	(1,667.3)	(1,642.0)	(1,548.5)

b) Breakdown of employee numbers by geographical region

	Year-end	Year-end	Year-end	Average	Average	Average
	number of	number of	number of	number of	number of	number of
	employees	employees	employees	employees	employees	employees
Geographical region	2003	2002	2001	2003	2002	2001
France	7,894	8,685	8,419	8,467	8,657	10,319
The Netherlands	8,424	9,019	7,114	8,667	8,184	6,259
United Kingdom	1,847	2,139	1,133	1,933	1,592	1,081
Other EMEA	6,036	6,319	6,838	6,216	6,571	6,767
Americas	1,014	1,210	1,517	1,070	1,367	1,740
Asia Pacific	1,163	1,131	1,147	1,130	1,134	1,149
Corporate	95	99	110	96	100	125

Total	26,473	28,602	26,278	27,577	27,606	27,440

c) Management compensation

Total compensation (which includes salaries, bonuses and fringe benefits) allocated between January 1st, 2003 and December 31st, 2003 to the members of the Management Board and to the Chairman of the Supervisory Board (8 individuals) amounted to EUR 7,299,546. Members of the Supervisory Board received directors’ fees of EUR 152,446 during the same period.

Atos Origin

d) Operating costs and expenses

	Period ended	Period ended	Period ended
(In EUR millions)	Dec 31st, 2003	Dec 31st, 2002	Dec 31st, 2001
Equipment, supplies and sub-contracting costs	(316.8)	(340.9)	(425,5)
Premises and equipment costs and maintenance	(302.4)	(307.6)	(262.1)
Travel expenses	(57.1)	(81.8)	(102,2)
Telecommunications	(105.7)	(121.4)	(114,4)
Depreciation and amortization	(102.4)	(125.1)	(136,5)
Taxes other than corporate income tax	(21.8)	(21.4)	(25,1)
Other operating costs and expenses	(213.3)	(137.1)	(162.1)

Total	(1,119.5)	(1,135.3)	(1,227.9)

e) Net financial expense

			Period ended	Period ended	Period ended Dec
(In EUR millions)	Income	Expense	Dec 31st, 2003	Dec 31st, 2002	Dec 31st, 2001
Convertible bond issues		(1.7)	(1.7)	(3.8)	(3.9)
Long and medium-term borrowings		(22.9)	(22.9)	(14.1)	(3.5)
Lease financing		(0.8)	(0.8)	(1.3)	(1.7)
Short-term financing	24.8	(17.6)	7.2	2.5	0.1

Net interest expense	24.8	(42.9)	(18.2)	(16.7)	(9.0)
Exchange gains and losses	6.3	(10.5)	(4.2)	(2.0)	0.4
Financial provisions (*)	1.8	(6.0)	(4.2)	(8.5)	(3.2)
Other	0.2	(0.2)	0.0	(0.1)	2.2

Total	33.1	(59.7)	(26.6)	(27.3)	(9.6)

(*) Financial Provisions expense amounted to EUR 4.2 million, representing the extraordinary amortisation of issuance expenses borne in connection with the 2002 syndicated loan, which was fully repaid in January 2004 as part of the arrangement of the new EUR 900 million syndicated loan to fund the Sema Group acquisition.

Average Group borrowings increased from approximately EUR 333 million in 2002 to EUR 399 million in 2003. The cost of borrowings fell to 4.6% from 5.0% in 2002.

f) Non-recurring items

Net non-recurring expenses totalled EUR 54.9 million and included:

•	restructuring expenses amounting to EUR 52.8 million, of which EUR 15.9 million related to provisions set aside in respect of restructuring announced in 2002 and remaining to be completed in 2004;

•	a capital gain of EUR 5.0 million generated by the sale of Atos Origin DMS to Experian in September 2003.

g) Corporate income tax

     Net income before tax and amortization of goodwill was as follows:

	Period ended	Period ended	Period ended
(In EUR millions)	Dec 31st, 2003	Dec 31st, 2002	Dec 31st, 2001
Net income on ordinary activities	221.2	238.3	251.6
Non-recurring items	(54.9)	(70.8)	(2.9)

Net income before tax and amortization of goodwill	166.3	167.5	248.7
Deductible amortization of goodwill	(26.9)	(12.7)	—

Theoretical tax base	139.4	154.8	248.7

The deductible goodwill amortisation expense amounted to EUR 26.9 million and relates to the goodwill created upon the integration of the operations of KPN Datacenter and KPN End User Services, and KPMG Consulting in the UK.

	Period ended	Period ended	Period ended
(In EUR millions)	Dec 31st, 2003	Dec 31st, 2002	Dec 31st, 2001
Theoretical tax base	139.4	154.8	248.7
Group’s tax burden	(40.9)	(46.9)	(84.0)
Group’s notional taxation rate	29.3%	30.3%	33.8%

Atos Origin

Current and deferred taxes

	Period ended			Period ended			Period ended
	Dec 31st, 2003			Dec 31st, 2002			Dec 31st, 2001
(In EUR millions)	France	International	Total	France	International	Total	France	International	Total
Current taxes	(31.6)	(22.4)	(54.0)	(18.2)	(10.6)	(28.8)	(24.9)	(22.3)	(47.2)
Deferred taxes	(1.4)	14.5	13.1	3.4	(21.5)	(18.1)	(0.6)	(36.2)	(36.8)

Total	(33.0)	(7.9)	(40.9)	(14.8)	(32.1)	(46.9)	(25.5)	(58.5)	(84.0)

The deferred tax gain of EUR 13.1 million in 2003 arises from deferred tax assets recognised in respect of the extraordinary deductible depreciation of the Atos KPMG Consulting UK goodwill, amounting to EUR 67 million (depreciation of EUR 225 million, using a 30% nominal UK tax rate), for which provisions of EUR 47 million were set aside (i.e. EUR 20 million, net).

The corporate income tax charge for the period ended December 31st, 2003 was EUR 40.9 million, corresponding to an effective rate of 29.3% of income before tax and after deductible amortization of goodwill.

Effective rate of tax (before depreciation of goodwill)

The difference between the standard French corporate income tax rate and the effective tax rate was as follows :

	Period ended	Period ended	Period ended
(In EUR millions)	Dec 31st, 2003	Dec 31st, 2002	Dec 31st, 2001
Net income before tax and after goodwill amortization	108.5	129.1	225.3
French standard rate of tax	35.4%	35.4%	36.4%

Theoretical tax charge at French standard rate	(38.4)	(45.7)	(82.0)
Impact of permanent differences	(17.0)	(8.0)	(8.6)
Foreign income taxed at different rates	2.9	1.7	2.7
Unrecognized deferred tax assets	13.8	2.0	5.8
Others	(2.2)	3.1	(1.9)

Group tax charge	(40.9)	(46.9)	(84.0)

Effective tax rate	37.7%	36.3%	37.3%

Analysis of deferred tax assets by type and origin

			Net value	Net value
(In EUR millions)	Gross value	Provision	Dec 31st, 2003	Dec 31st, 2002
* Loss carryovers	150.1	(102.9)	47.2	16.7
* Timing differences, adjustments and provisions	47.9	(13.6)	34 .3	51.0

Total	198.0	(116.5)	81.5	67.7

Deferred tax assets not provided represent profits recognized in the accounts, tax unit by tax unit, in respect of probable future tax savings. Such savings are restricted to the ability of each tax unit to recover these assets in the near future. Deferred tax assets are not discounted to present value as the impact of discounting is not material at an individual tax unit level and certain tax units are unable to produce a reliable reversal schedule.

The Group is providing for its tax assets depending on their likelihood of utilisation, which is determined on the basis of the forecast capabilities of the entities, taking into account legal restructuring in progress.

Atos Origin

Tax losses carried forward are as follows:

(In EUR millions)	Dec 31st, 2003	Dec 31st, 2002	Dec 31st, 2001
2002		—	1.4
2003		2.5	2.6
2004	5.0	0.6	4.1
2005	0.9	2.2	1.7
2006	1.8	3.5	5.3
2007	1.3	5.6
2008	11.3
Tax losses available for carry forward more than 5 years	34.1	67.3	54.7

Ordinary tax losses carried forward	54.4	81.7	69.8

Evergreen tax losses carried forward	259.8	45.4	63.2

Total tax losses carried forward	314.2	127.1	133.0

The countries with the largest tax losses available for carry forward are the United Kingdom (EUR 198.0 million), Germany and Switzerland (EUR 42.4 million), the United States (EUR 26.2 million) and Brazil (EUR 12.2 million).

h) Minority interests

The minority interest share in net income is EUR 11.2 million. The most significant balances include:

•	AtosEuronext, Bourse Connect and companies in partnership with Euronext, EUR 7.6 million

•	Atos Origin Processing Services (AOPS), a German payment services specialist, EUR 2.2 million

•	Atos Origin Middle East, a systems integration specialist in Saudi Arabia, EUR 0.6 million

i) Earnings per share

The Group applies the earnings per share calculation rules described in ‘Accounting Principles’. Under this method it is assumed that funds received on the date of exercise of rights are invested at either the money market rate or the Group internal rate of return. Basic and diluted earnings per share were as follows:

	Period ended	Period ended	Period ended
	Dec 31st, 2003	Dec 31st, 2002	Dec 31st, 2001
Net income – Group share (a)	(169.0)	70.8	123.0
Impact of the conversion of dilutive instruments	1.4	0.1	11.3

Diluted net income – Group share (b)	(167.6)	70.9	134.3

Weighted-average number of shares outstanding (c)	45,458,166	43,954,677	43,806,925
Impact of dilutive instruments
Convertible bonds (OCEANE)	—		1,440,501
BSA Philips	—	2,387,413	4,774,826
ORA KPMG	—	3,657,000
Earn-out KPMG Consulting	847,500	847,500
Share subscription option plans,where the share price during the financial year has been lower than the share price as of 31 December 2003	1,448,373		3,779,172

Diluted average number of shares outstanding (d)	47,754,039	50,846,590	53,801,424

Earnings per share in EUR (a)/(c)	(3.72)	1.61	2.81
Diluted earnings per share in EUR (b)/(d)	(3.51)	1.39	2.49

The potential capital increase linked to the conversion of the OCEANE bonds maturing in October 2004 is not taken into account in the calculation. Based on the current share price, the likelihood of exercise is minimal.

Atos Origin

Notes to the consolidated balance sheet

j) Goodwill

		Acquisitions		Disposals		Acquisitions		Disposals	Translation
(in EUR million)	31/12/01	Expenses		Reversals	31/12/02	Expenses		Reversals	differential	31/12/03
Gross value	503.1	690.9			1194.0	35.3		(10.7)	(35.0)	1183.6
Current amortisation	(97.7)	(38.4)			(136.1)	(57.8)		4.8	5.2	(183.9)
Extraordinary depreciation		(28.7	)(*)		(28.7)	(228.8	)(**)			(257.5)

Net value	405.4	623.8			1029.2	(251.3)		(5.9)	(29.8)	742.3

(*) The amortisation expense for the financial year 2002, which amounted to EUR 67.1 million (38.4 + 28.7), included an extraordinary amortisation expense related to the Origin goodwill in an amount of EUR 28.7 million. Such extraordinary amortisation expense sets off provision reversals that have become irrelevant and had been recognised in the Origin opening balance sheet at October 1st, 2000. The notional depreciation expense for the financial year 2002 amounted to EUR 38.4 million.

(**) The extraordinary depreciation expense for the financial year 2003 of EUR 228.8 million included an extraordinary expense of EUR 3.5 million intended to set off provisions included in the Origin opening balance sheet that have become irrelevant. It also includes an extraordinary impairment charge in the amount of EUR 225.3 million. There has been no change in the valuation methods used at December 31st, 2002, but due to a deterioration in the Consulting market since that date, the Group decided to recognise an extraordinary goodwill impairment of EUR 225.3 million in respect of Atos KPMG Consulting in the United Kingdom.

Such extraordinary goodwill impairment was calculated in accordance with the Group’s accounting rules and principles concerning the valuation of long-term assets. In accordance with this note, asset valuation tests were conducted at the level of each of the Atos Origin cash generating units. Such cash generating units include the divisions/countries or divisions within a country where it is possible to monitor cash flows. The methodology used consists of preparing discounted net cash-flow forecasts, relying on the main assumptions below:

•	medium-term business plans prepared by operational units and validated by Management on the basis of a 3-year horizon,

•	discounting forecast cash flows resulting from these plans, on the basis of a hurdle rate representing the weighted average cost of capital (WACC) for each division country, determined on the basis of Atos Origin’s WACC (8.5%) after tax and adjustment for risk factors specific to each division/country (industry, currency and country risks),

•	determining the terminal value by capitalising the last flow of the forecasting period (i.e. year 3) on the basis of the WACC rate without any long-term growth rate and discounting on the basis of the same rate.

The discount rate used for the UK Consulting sector that gave rise to the extraordinary impairment charge is 9.1%.

Goodwill movements between December 31st, 2002 and 2003 were as follows:

(in EUR million)
Net value as of December 31st, 2002	1,029.2
Exits from the scope of consolidation	(5.9)
Goodwill amortisation expenses	(57.9)
Extraordinary impairment of the Atos KPMG Consulting goodwill in the UK	(225.3)
Adjustments and other	2.2

Net value as of December 31st, 2003	742.3

k) Other intangible fixed assets

(In EUR millions)	Gross value	Amortization	Net value
December 31st, 2001	93.0	(70.1)	22.9

Additions, Charges	19.5	(11.7)	7.8
Disposals, Reversals	(6.3)	3.7	(2.6)
Changes in Group structure / Translation differences	3.5	0.6	4.1

December 31st, 2002	109.7	(77.5)	32.2

Additions, Charges	11.4	(12.7)	(1.3)
Disposals, Reversals	(9.8)	9.3	(0.5)
Changes in Group structure / Translation differences	(7.7)	4.4	(3.3)

December 31st, 2003	103.6	(76.5)	27.1

Atos Origin

Intangible assets at December 31st, 2003 primarily consist of software acquired in order to meet internal requirements or the requirements of clients. The software developed by the Group is principally expensed during the year in which the costs have been incurred.

l) Tangible fixed assets

					Fixed
			Computer	Other	assets in	Payments
(In EUR millions)	Land	Buildings	hardware	assets	progress	on account	Total
Gross value at Dec. 31st, 2001	5.3	121.1	504.1	135.7	5.6	0.8	772.6

Additions		23.4	37.6	12.9	8.5	(0.1)	82.3
Disposals	(4.0)	(44.1)	(68.1)	(18.6)			(134.8)
Changes in Group structure and other	(0.1)	14.9	5.8	(6.0)	(10.8)	(0.5)	3.3

Gross value at Dec. 31st, 2002	1.2	115.3	479.4	124.0	3.3	0.2	723.4

Additions		7.0	32.2	5.0	(0.3)	0.1	44.0
Disposals		(8.4)	(22.4)	(11.8)			(42.6)
Changes in Group structure and other	(0.1)	(1.4)	(20.7)	(3.6)	(2.6)	(0.2)	(28.6)

Gross value at Dec. 31st, 2003	1.1	112.5	468.5	113.6	0.4	0.1	696.2

Accumulated depreciation at Dec. 31st, 2001	0.0	(42.2)	(326.8)	(99.6)	0.0	(0.1)	(468.7)

Charge		(12.6)	(82.1)	(17.1)			(111.8)
Release		7.7	52.8	14.0		0.1	74.6
Changes in Group structure and other		(1.9)	(9.7)	11.4			(0.2)

Accumulated depreciation at Dec. 31st, 2002	0.0	(49.0)	(365.8)	(91.3)	0.0	0.0	(506.1)

Charge		(14.6)	(67.7)	(13.2)			(95.5)
Release		6.0	20.3	11.2			37.5
Changes in Group structure and other		2.5	18.9	2.5			23.9

Accumulated depreciation at Dec. 31st, 2003	0.0	(55.1)	(394.3)	(90.8)	0.0	0.0	(540.2)

Net Value at Dec. 31st, 2003	1.1	57.4	74.2	22.8	0.4	0.1	156.0

m) Investments

Investments include securities accounted for through the equity method, non-consolidated interests, loans, security deposits and guarantees. This includes:

•	non-consolidated interests representing an amount of EUR 2.4 million, including an 8.4% stake in B+S Card Services, a German company.

•	loans, deposits and guarantees (primarily linked to property rentals) in an amount of EUR 15.8 million.

n) Trade accounts and notes receivable

(In EUR millions)	2003(*)	2002(*)	2001
Gross value	788.9	908.0	1,007.7
Provisions	(34.2)	(36.1)	(36.8)

Net asset value	754.7	871.9	970.9
Payments on account received on orders	(86.8)	(87,2)	(87,8)
Deferred income and amounts due to customers	(106.0)	(66.0)	(67.5)

Net accounts receivables (incl. VAT) at December 31st	561.9	718.7	815.6

Number of days revenue outstanding	57	68	79

(*) The average customer turnover period in fiscal 2002 and 2003 was determined based on revenues for the months October to December.

Atos Origin

o) Other receivables, prepayments and accrued income

(In EUR millions)	2003	2002	2001
Recoverable VAT	33.2	56.3	41.0
Tax-related assets (carry back, minimum tax charge, tax credits)	28.4	43.7	34.1
Deferred tax assets	89.9	77.4	90.0
Amounts receivable on disposals of tangible assets and investments	5.2	5.9	17.5
Other receivables	34.2	25.2	30.7
Prepayments and accrued income	58.8	55.7	46.8

Total	249.7	264.2	260.1

p) Common stock

	Number of shares	Par value	Total (in EUR thousands)
Common stock at 12/31/01	43,853,704	EUR 1	43,853.7
Common stock at 12/31/02	44,055,676	EUR 1	44,055.7
Common stock at 12/31/03	47,869,633	EUR 1	47,869.6

Capital increases took place as follows:

			(In EUR millions)
Dates of the Management	Nature of the	Number of	Impact on the	Effect on the
Board Meeting	capital increase	issued shares	share capital	share premium
August 18th, 2003	Conversion of the KPMG ORA	3,657,000	3.7	231.1
September 30th, 2003	Exercise of options	77,020	0.0	2.1
December 31st, 2003	Exercise of options	79,937	0.1	2.2

Total at December 31st, 2003		3,813,957	3.8	235.4

q) Minority interests

Minority interests in shareholders’ equity totalled EUR 48.2 million. The most significant balances were:

•	AtosEuronext, Bourse Connect and companies in partnership with Euronext: EUR 38.6 million

•	Atos Origin Processing Services (AOPS), a German payment specialist company: EUR 5.3 million

•	Atos Origin Middle-East: EUR 1.8 million

r) Provisions for contingencies and losses

(In EUR millions)	2001	Other (a)	Charge	Release	2002	Other (a)	Charge	Release	2003
Fair value adjustment Origin	75.2	(18.9)		(15.5)	40.8	1.8		(9.0)	33.6
Merger integration	24.7	(4.5)		(14.0)	6.2	(3.1)		(2.8)	0.3
Other provisions on acquisitions		25.0	8.7	(9.6)	24.1	36.0	0.4	(22.1)	38.4
Operating provisions	58.2	12.1	52.4	(36.6)	86.1	0.1	26.5	(50.8)	61.9
Pensions	93.0	4.8	16.8	(5.2)	109.4	(3.8)	33.2	(33.6)	105.2

Total	251.1	18.5	77.9	(80.9)	266.6	31.0	60.1	(118.3)	239.4

(a)	The ‘Other’ column comprises adjustments to the opening balance sheet,changes in Group structure and translation differences, together with amounts transferred to operating liabilities.

Fair value adjustment Origin

(In EUR millions)	2001	Changes (a)	Charge	Release	2002	Changes (b)	Charge	Release	2003
Fair value adj. Origin	75.2	(18.9)		(15.5)	40.8	1.8		(9.0)	33.6

(a)	Adjustments on goodwill & translation differences

(b)	Changes in Group structure & translation differences

Provisions were set aside in the opening Origin balance sheet at October 1st, 2000 to cover long-term commitments concerning the acquisition of excess software licences, identified litigation and other disputes, labour and tax risks and project-related losses. These provisions were decreased by EUR 15.5 million during financial year 2002, as a result of the

Atos Origin

use of these provisions to cover corresponding expenses. Provisions amounting to EUR 18.9 million were written back to goodwill/equity because they were no longer needed. An amount of EUR 9 million was used during financial year 2003. The balance mainly represents residual commitments relating to the acquisition of software licences over a period of 3 years, and remaining labour and tax risks.

Origin merger

(In EUR millions)	2001	Adjust (a)	Charge	Release	2002	Adjust (a)	Charge	Release	2003
Reorganization	20.2	(4.5)		(11.9)	3.8	(2.5)		(1.2)	0.1
Rationalization	3.1			(0.9)	2.2	(0.6)		(1.4)	0.2
Integration costs	1.4			(1.2)	0.2			(0.2)	0.0

Total	24.7	(4.5)		(14.0)	6.2	(3.1)		(2.8)	0.3

(a) Adjustments on goodwill & translation differences

Restructuring provisions related to the merger with Origin in 2000. These provisions covered the restructuring of the organisation and workforce, the rationalisation of premises and production facilities, and the cost of integration into the new Group. The balance of EUR 6.2 million at December 31st, 2002 was used during the financial year 2003.

Other acquisitions

(In EUR millions)	2001	Adjust.(a)	Charge	Release	2002	Adjust.(a)	Charge	Release	2003
Atos KPMG Consulting	—	25.0	8.7	(9.6)	24.1	36.0	0.4	(22.1)	38.4

(a) Adjustments on goodwill & translation differences

The provisions recorded on the acquisition of KPMG Consulting in the Netherlands and the United Kingdom cover three types of cost:

•	services shared with KPMG Audit and not used until their final discontinuation date,

•	employee-related costs resulting from economies of scale between Atos Origin activities in the United Kingdom and KPMG Consulting,

•	employee-related costs associated with downsizing measures implemented in respect of identified over-capacity,

•	loss-making contracts identified at the time of the acquisition.

These provisions were increased by EUR 36.0 million in 2003 to cover the cost of finalising the facilities rationalisation programme and losses on contracts identified at the time of announcing the acquisition. These provisions were reduced by EUR 22.1 million to cover the cash cost of restructuring in 2003.

Operating provisions

(In EUR millions)	2001	Adjust (a)	Charge	Release	2002	Adjust (a)	Charge	Release	2003
Provisions for project commitments	18.1	2.0	9.4	(15.4)	14.1	(1.1)	4.1	(8.2)	8.9
Provisions for reorganization and rationalisation	10.1	9.3	28.4	(7.7)	40.1	2.8	16.2	(32.3)	26.8
Other	30.0	0.8	14.6	(13.5)	31.9	(1.6)	6.2	(10.3)	26.2

Operating provisions	58.2	12.1	52.4	(36.6)	86.1	0.1	26.5	(50.8)	61.9

(a) Adjustments on goodwill & translation differences

Operating provisions include restructuring in response to current market conditions (i.e. not connected with the Atos Origin merger and the KPMG Consulting acquisition), project commitments, the convertible bond redemption premiums, and various contingencies and losses. The decrease in operational provisions resulted from the settlement of disputes, the elimination of loss-making contracts and the cash cost of rationalisation.

At December 31st, 2003, a balance of EUR 26 million remained regarding the ‘other provisions’, to cover the following:

(In EUR millions)	Convertible bond Tax litigations		Disposals	Client disputes	Supplier disputes	Social disputes	Others	Total
Other	11	5	3	2	2	2	1	26

Atos Origin

Pensions

(In EUR millions)	2001	Adjust (a)	Charge	Release	2002	Adjust (a)	Charge	Release	2003
Pensions	93.0	4.8	16.8	(5.2)	109.4	(3.8)	33.2	(33.6)	105.2

(a) Adjustments on goodwill & translation differences

The Atos Origin Group offers its employees a number of post-retirement benefits and benefits contingent on the accumulation of years of service within the Group. These include defined benefit pension schemes and retirement termination payments. The terms and conditions of these schemes (services, financing and asset investment policy) vary according to applicable legislation and regulations within each country.

Based on the IAS accounting standard, the EUR 105.2 million provision at December 31st, 2003, mainly covers the following countries:

•	The Netherlands,

•	the United Kingdom,

•	Germany,

•	Italy (leaving service),

•	France (retirement termination payments).

The largest commitments concern entities located in the United Kingdom and the Netherlands, where Group employee pensions are partly assured by separate legal entity pension funds that are jointly administered by employees and management. Commitments are funded by employer and employee contributions and the plan assets are mainly invested in shares and bonds. The solvency of the fund is monitored by local regulators and is reviewed as part of independent periodic actuarial valuations designed to ensure that contribution levels will be sufficient to cover future liabilities and services.

Other Group entities, notably Germany, offer to certain categories of employees a complementary pension scheme aimed at increasing expected services provided by mandatory schemes, together with retirement termination payments and long-service bonuses provided for by industry-wide collective bargaining agreements.

In France, the reform of the pension system adopted in August 2003 (Fillon Act) had a negative impact of EUR 0.7 million on commitments in the accounts as of December 31st, 2003.

The principal assumptions incorporated in the actuarial valuations, performed in accordance with IAS 19 recommendations, are as follows:

	United Kingdom		The Netherlands		Other Euroland countries
	2003	2002	2003	2002	2003	2002
Rate of salary increase	2.75%	3.75%	3.35%	3.35%	2 to 3%	2 to 3%
Expected return on plan assets	7.70%	7.70%	7.00%	7.00%	Not applicable
Discount rate	5.50%	5.75%	5.25%	5.50%	5.25%	5.50%

(In EUR millions)	2003	2002
Provisions for pension commitments and equivalent	105.2	109.4
Including, Group commitments at the end of 2003	57.1	70.7
Including, commitments in respect of which the multi-employer funds will be taken over by the Group from January 1st, 2004 (KPN/KPMG)	48.1	38.7

Atos Origin

The main defined benefit plans are as follows:

	The Netherlands	UK	Others	2003	2002
Total commitments	(472.3)	(158.2)	(92.8)	(723.3)	(689.4)
Fair value of plan assets	411.5	125.4	20.9	557.8	484.8

Net financing surplus/(deficit)	(60.8)	(32.8)	(71.9)	(165.5)	(204.6)
Prepaid expenses		(5.8)		(5.8)	0.0
Provisions (*)	12.7	—	68.4	81.1	70.7

Unrecognized losses	(48.1)	(38.6)	(3.5)	(90.2)	(133.9)

Corridor (10% of commitments)	46.0	15.8		61.8	60.1
Amortization base	(2.1)	(22.8)		(24.9)	(69.8)
Average remaining activity period of employees	9 years	12 years

Forecast 2004 actuarial amortization charge	(0.2)	(1.9)		(2.1)	(7.3)

(*) Provisions before reclassification of the EUR 24 million as financial debt.

A plan for refinancing the main Dutch pension fund was renegotiated with the Dutch pension fund during 2004 and was approved by the Dutch supervisory authority (PVK). In consideration for a decrease in future indexation commitments, additional contributions will be paid by Atos Origin in 2004 and 2005. These actions will restore the pension fund’s prudent criteria in accordance with national standards. Taking into account the fact that this commitment is certain, the EUR 24 million contribution was reclassified as of December 31st, 2003 as a financial debt instead of a provision. In addition, an agreement was signed with the Atos Origin UK pension fund, which also restricted the future indexation criteria and therefore reduced the pension fund’s future commitments.

Finally, the yield of equity assets improved in 2003. All of the above factors contributed to a reduction in unrecognised actuarial losses from EUR 134 million in 2002 to EUR 90 million in 2003. Accordingly, the provision expense for actuarial losses linked to pension expenses will decrease from EUR 7.3 million in 2003 to EUR 2.1 million in 2004.

Analysis of amounts recorded in the Balance Sheet and the Income Statement in respect of existing regimes in the United Kingdom and the Netherlands are as follows:

(In EUR millions)	2003	2002
Prepaid expenses / accrued expenses	(4.0)	(6.4)
Impact of limitations on the recognition of surpluses	(2.9)	0

Net amount recognized in the balance sheet	(6.9)	(6.4)
Current service cost	(25.4)	(24.9)
Interest expense	(30.6)	(32.1)
Expected return on plan assets	33.2	38.3
Amortization of actuarial gains/losses	(7.0)	(0.9)
Effect of specific events (*)	15.1	0.0
Effect of the limitations concerning the recognition of surpluses	(2.9)	0.0

Total profit / (loss)	(17.6)	(19.6)

(*) In 2003, the Group amended the regulations of the main pension funds in the Netherlands and in the United Kingdom, in order to improve the funding status of its commitments. Because these changes had an impact on vested rights, a gain was recognised in accordance with IAS 19. These events related to the Dutch and UK pension funds, resulting in a net gain of EUR 15.1 million.

The Group took into account the amendment made in 2002 to the limitations imposed by IAS 19 as regards the recognition of prepaid expenses on the balance sheet when the value of the assets earmarked for the financing of the schemes (plus where applicable unrecognised actuarial losses) exceeds the value of obligations.

The Group decided to post impairment provisions as regards those prepaid expenses that were not limited because of the strict application of this amendment concerning the Dutch pension fund at December 31st, 2003. Surpluses assimilated with prepaid expenses in the amount of EUR 2.9 million are due to the specific events occurred in connection with the Dutch pension fund. As no future savings would result from the recognition of this surplus, the Group has decided to recognise its impairment.

Atos Origin

s) Net debt

		2003 Falling due within					5 years	2002	2001
(In EUR millions)	Total	1 year		2 years	3 years	4 years	or more	Total	Total
Bonds	(173.0)	(173.0)						(173.0)	(173.0)
Finance leases	(6.8)	(5.4)		(1.1)	(0.2)	(0.1)	(0.0)	(17.2)	(27.1)
Long-term borrowings	(568.9)	(559.7	)(*)	(5.4)	(2.3)	(0.2)	(1.3)	(636.7)	(181.3)
Other borrowings	(41.5)	(25.4)		(1.9)	(2.3)	(5.3)	(6.5)	(35.3)	(30.3)

Total borrowings	(790.2)	(763.5)		(8.4)	(4.8)	(5.6)	(7.9)	(862.1)	(411.7)

Transferable securities	458.7	458.7						133.1	83.2
Cash at bank and in hand	65.4	65.4						288.7	93.3

Total cash and cash equivalents	524.2	524.2						421.8	176.5

Net debt	(266.0)	(239.3)		(8.4)	(4.8)	(5.6)	(7.9)	(440.3)	(235.2)

(*) Following the acquisition of the Sema Group in January 2004, Atos Origin arranged a new syndicated loan to refund existing debt and pay the cash element of the acquisition purchase consideration. As a consequence, the unused part of the 2002 syndicated loan in an amount of EUR 550 million at December 31st, 2003 was recognised with a maturity of less than one year, out of which EUR 250 million will be rescheduled to 2008 based on the new syndicated loan (tranche A). The remaining EUR 300 million will be repaid in 2004.

Fixed and floating-rate borrowings were as follows:

(In EUR millions)	2003	2002	2001
Fixed-rate borrowings	(188.1)	(183.0)	(178.8)
Floating-rate borrowings	(602.1)	(679.1)	(232.9)

Total borrowings	(790.2)	(862.1)	(411.7)

Fixed-rate financial debt primarily relates to the convertible bond issue and to the French mandatory employee profit-sharing scheme. Floating-rate borrowings primarily consist of the syndicated loan and credit facilities, and overdrafts used occasionally by Group companies.

At December 31st, 2003, EUR 451 million of net debt (57% of the Group’s gross debt) was fixed or hedged rate. The Group’s policy is to hedge 50% of the floating-rate debt, primarily through fixed-rate swap agreements. All borrowings are denominated in Euros.

Convertible bonds (1999-2004)

In June 1999 Atos issued a EUR 172.5 million convertible bond, represented by 1,440,501 bonds with a nominal value of EUR 119.8. The bonds pay interest at 1% per year. They are redeemable at any time after October 1st, 2002, at the issuer’s initiative, with a redemption premium of EUR 11.60, or on October 1st, 2004 at a price of EUR 131.4, representing a yield to maturity of 2.75%. The repayment premium is fully provided for in the balance sheet.

Syndicated loan (2002-2007)

On August 6th, 2002 Atos Origin secured a syndicated loan for an amount of EUR 800 million, in order to finance :

•	The acquisition of KPMG Consulting in UK and in the Netherlands,

•	The repayment of the syndicated loan, signed in 2001,

•	General company purposes.

The principal characteristics of this syndicated loan were :

•	Tranche A of EUR 475 million, 5 years amortizing,

•	Tranche B of EUR 150 million, 4 years amortizing, with one year repayment holiday,

•	Tranche C of EUR 175 million, 3 years revolving credit facility,

Atos Origin

At December 31st, 2003 EUR 550 million had been drawn down. Interest rate swaps fixing the rate payable were entered into for an amount of EUR 263 million.

In addition, the Group must comply with two covenants throughout the term of the loan:

•	Net indebtedness less than consolidated shareholders’ equity, Group share,

•	Net indebtedness less than two-times consolidated EBITDA.

The debt-equity ratio at December 31st, 2003 was 50%, while net debt divided by EBITDA was 0.77.

The syndicated loan was repaid as part of the arrangement of a new 2004-2009 syndicated loan used at the same time to acquire the Sema Group (EUR 400 million) and refinance the 2002-2007 syndicated loan in the amount of EUR 250 million and an unused financing capability of EUR 250 million.

Structure of the new syndicated loan (2004-2009)

The new EUR 900 million syndicated loan is structured in three tranches as follows:

(in EUR million)	Amount	Maturity	Repayment
Term loan – Tranche B	400	5 years	Progressive
Term loan – Tranche A	250	5 years	At the end
Revolving loan –Tranche C	250	3 years	Progressive

Total	900

			Repayment schedule
(in EUR million)	Amount	2004	2005	2006	2007	2008
Term loan – Tranche B	400	—	(100)	(100)	(100)	(100)
Term loan – Tranche A	250	—				(250)
Revolving loan –Tranche C	250	—	(125)	(125)

Total	900	—	(225)	(225)	(100)	(350)

The new syndicated loan was partly drawn down at the end of January 2004 in order to refinance the existing debt, including existing loan facilities, and to repay the EUR 400 million cash component of the acquisition of the Sema Group, as well as the costs and expenses linked to that acquisition.

Pursuant to the terms of the new syndicated loan, Atos Origin is required to comply with two covenants, which are applied on a semi-annual basis on June 30th, and December 31st, and on a rolling 12-month annualized basis:

•	Atos Origin’s Consolidated Leverage Ratio (Consolidated Net Debt divided by Consolidated EBITDA) may not be greater than 1.75 for test periods up to and including December 31st, 2004, and may not exceed 1.5 thereafter.

•	Atos Origin’s Consolidated Interest Cover Ratio (Consolidated EBITA divided by Consolidated Net Interest Expense) may not be less than 5.0 throughout the term of the New Facilities.

t)	Trade accounts and notes payable

(In EUR millions)	2003	2002	2001
Trade payables	232.6	325.7	403.2
Amounts payable on assets	4.0	17.1	20.0

Total	236.6	342.8	423.2

Atos Origin

u) Other liabilities. Accruals and deferred income

(In EUR millions)	2003	2002	2001
Advances and down payments received in connection with client orders	86.8	87.2	87.8
Employee-related liabilities	175.5	176.4	189.8
Social security and other employee welfare liabilities	98.0	106.6	111.5
VAT payable	87.3	102.3	95.3
Corporate income tax payable	52.7	39.0	35.2
Deferred tax liabilities	8.3	9.7	12.3
Liabilities on acquisitions of participating interests	—	4.6	5.0
Miscellaneous creditors and other operating liabilities	57.3	29.3	32.0
Deferred income	56.1	47.1	45.6

Total	622.1	602.2	614.5

Payments on account received on orders and deferred income are included in the accounts receivable calculation.

v) Off-Balance sheet commitments

Financial commitments

(In EUR millions)	Instalments by period
Contractual obligations	Total	- 1 year	1 to 5 years	More than 5 years
Long term liabilities (> 5 years)	0.0	0.0	0.0	0.0
Financial leases	6.8	5.4	1.4	0.0
Operating leases: land, building, fittings	484.3	90.0	265.4	128.9
Operating leases: IT equipment	69.6	36.9	32.7	0.0
Operating leases: other fixed assets	76.9	40.3	36.6	0.0
Non-cancellable purchase obligations (>5 years)	36.6	16.4	20.2	0.0
Other long term obligations	0.0	0.0	0.0	0.0

Total	674.2	189.0	356.3	128.9

As a matter of general policy, Atos Origin does not own office space or processing centres. Lease agreements having a standard term provide for the necessary flexibility in the Group’s organisation. As regards IT equipment, Atos Origin focuses on the rental of desktop computers taking into account (i) the need to constantly renew such equipment in response to changes in technology and software; and (ii) the financial effectiveness of rental agreements having a term of less than 48 months. Other fixed assets primarily correspond to the value of vehicles made available to employees in accordance with individual or collective contractual terms.

Other external commitments (*)

		Amount of commitments by period
(In EUR millions)	Total	- 1 year	1 to 5 years	More than 5 years
Performance guarantees	115.4	35.2	77.7	2.5
Other guarantees	6.0	2.0	2.7	1.3
Bank guarantees	2.0	0	0	2.0
Penalties and other commercial commitments	6.8	3.3	0.3	3.2

Total	130.2	40.5	80.7	9.0

(*) In 2003, the Group started listing its commercial commitments. This process must still be completed during the course of 2004, the commitments having the highest value being posted in the above table. The Group endeavours to control the amount of performance guarantees and banking guarantees given to clients. The issuance of such guarantees is subject to exclusive control by the Group’s legal units and is submitted to the Group’s Supervisory Board. Unused non-banking credit lines cover countries where the Group’s typical financing tools (cash-pooling) are difficult to use.

Atos Origin

EVENTS OCCURRING AFTER THE YEAR END

On January 22nd, 2004 the Atos Origin Group received the approval of the extraordinary general meeting of its shareholders concerning the acquisition of Sema Group. The acquisition was completed on January 29th, 2004.

The benefits of this acquisition for the Group and its financial consequences have been detailed in the schedule to the Management Board’s report submitted to the extraordinary shareholders’ meeting of January 22nd, 2004. Under COB Regulation No. 98-021, the Autorité des Marchés Financiers (AMF – French Financial Markets Authority) registered this transaction under the number E04-004 on January 16th, 2004. Such document was made available to the public.

This transaction will enable Atos Origin to become one of the international leaders on the IT services market with annual revenues in excess of EUR 5 billion and a workforce of approximately 47,000 individuals operating in 50 countries.

Atos Origin’s strategy consists of building a strong presence in its main European markets in order to provide a broad range of IT services to its international clients. With the acquisition of the Sema Group, Atos Origin will have a major presence in the IT services markets of France, Benelux, United Kingdom, Spain and Italy. Atos Origin wants to reach critical mass in central Europe. This transaction will also strengthen Atos Origin’s ability to serve its international clients in North and South America and in the Asia Pacific region.

In consideration for the acquisition of Sema Group, Atos Origin delivered 19.3 million shares to Schlumberger representing 28.9% of the capital of Atos Origin, including 0.3 million treasury shares, as well as EUR 400 million in cash. This transaction, based on the average closing price weighted by the volumes of Atos Origin shares traded during the 20 days preceding the date of announcement on September 19th, 2003 corresponds to a valuation of the Sema Group at EUR 1,287 million. The acquisition price may be adjusted after completion of the acquisition, upwards or downwards, in accordance with the terms set forth under Chapter A.2.1.1. of document E04-004. In connection with this acquisition, a new syndicated loan has been signed as explained within this document.

Upon completion of the transaction, the percentage of the capital held by the main shareholder of Atos Origin, i.e. Philips Belgium SA, a wholly-owned subsidiary of Koninklijke Philips Electronics N.V (‘Philips’) have been be diluted from 44.6% to 31.9%. After the closing of the transaction, Schlumberger reduced its interest in Atos Origin from 28.9% to 14.5% on February 2nd, 2004. This increases the liquidity and float of the Atos Origin share on the market (please refer to section ‘Investor Information’).

Atos Origin

Scope of consolidation as of December 31st, 2003

	Percentage	Consolidation	Percentage
	interest	method	control	Address
HOLDING COMPANY
Atos Origin SA	Consolidating parent company			18. avenue dAlsace – 92400 COURBEVOIE
Atos Origin International SAS	100	FC	100	18. avenue dAlsace – 92400 COURBEVOIE
Atos Origin BV	100	FC	100	Polarisaveneue 97.2132 JH HOOFDDORP
Atos Origin International BV	100	FC	100	Polarisaveneue 97.2132 JH HOOFDDORP
Atos Investissement 5	100	FC	100	18. avenue dAlsace – 92400 COURBEVOIE
St Louis Ré	100	FC	100	65, avenue de la gare – L16111 LUXEMBOURG
FRANCE
A2B	66	FC	66	18. avenue dAlsace – 92400 COURBEVOIE
Idée Industrie Services (2IS)	100	FC	100	18. avenue dAlsace – 92400 COURBEVOIE
Arema	95	FC	95	18. avenue dAlsace – 92400 COURBEVOIE
AtosEuronext	50	FC	50	Palais de la Bourse. Place de la Bourse. 75002 PARIS
Atos Odyssée	100	FC	100	6/8, boulevard Haussman - 75009 PARIS
Atos Origin Formation	100	FC	100	7/13. rue de Bucarest – 75008 PARIS
Atos Origin Infogérance	100	FC	100	18. avenue dAlsace – 92400 COURBEVOIE
Atos Origin Intégration	100	FC	100	18. avenue dAlsace – 92400 COURBEVOIE
Atos TPI	51	FC	51	18. avenue dAlsace – 92400 COURBEVOIE
Atos Worldline	100	FC	100	18. avenue dAlsace – 92400 COURBEVOIE
Bourse Connect	59	FC	59	4. rue de la Bourse - 75002 PARIS
Diamis	30	FC	30	18. avenue dAlsace – 92400 COURBEVOIE
Mantis	100	FC	100	24. rue des Jeûneurs – 75002 PARIS
THE NETHERLANDS
Atos Origin IT Nederland B.V.	100	FC	100	Papendorpseweg 93,3528 BJ UTRECHT
Atos Origin IT Systems Management Nederland BV	100	FC	100	Groenewoudseweg 1.5621 BA EINDHOVEN
Atos Origin Telco Services	100	FC	100	Henri Dunantlaan 2. 9728 HD GRONINGEN
Atos Origin End User Services	100	FC	100	Regulusweg 11, 2516 AC S GRAVENHAGE
Atos Origin Telecom Software Solutions	100	FC	100	Regulusweg 11, 2516 AC S GRAVENHAGE
Atos Origin KPMG Consulting NV	100	FC	100	Rijnzathe 10, 3454 PV DE MEERN
Atos NLC Holding BV	100	FC	100	Rijnzathe 10, 34545 PV DE MEERN
E.M.E.A. (Europe – Middle East – Africa)
Germany
Atos Origin Gmbh	100	FC	100	Curiestraße 5 - D70563 STUTTGART
Atos Origin Processing Services Gmbh	58	FC	58	Hahnstraße 25.60528 FRANKFURT
Saudi Arabia
Atos Origin Middle East	75	FC	75	Po Box 30862 – Al Khobar 31952 – Saudi Arabia
Austria
Atos Origin Information Technology GmbH	100	FC	100	Triester Strasse 66. Postfach 289.A-1101 VIENNA
Belgium
AtosEuronext (Belgium)	50	FC	50	Place de la Bourse. Palais de la Bourse.1000 BRUXELLES
Atos Origin Belgium N.V.	100	FC	100	Minervastraat 7.B 1930 ZAVENTEM
Atos Origin International Competencies and Alliances (ICA)	100	FC	100	Imperiastraat 12.B 1930 ZAVENTEM
Spain
Atos ODS Origin	98	FC	98	Calle Sardenya 521/523 - 08024 BARCELONA
Twinsoft (Espagne)	50	FC	50	C/cerro del castena 72.28034 MADRID
Italy
Atos Origin SPA	100	FC	100	Piazza IV November 3 – 20124 MILANO
Luxembourg
Atos Origin Luxembourg S.A.	100	FC	100	ZA Bourmicht – L 8070 BERTRANGE
Poland
Atos Origin Sp.z.o.o.	100	FC	100	Al. Jerozolimskie 195 b 02-222 Warszawa
Portugal
Atos Origin Portuguesa (Tecnologias de Informaçao). LDA	98	FC	98	Taguspark. Ed. Inovaçao III. no. 512.2780-920 Porto Salvo

Atos Origin

	Percentage	Consolidation	Percentage
	interest	method	control	Address
United Kingdom
Atos Origin UK Limited	100	FC	100	1-2 Dorset Rise – London EC4Y 8EN
Atso Origin UK Holding	100	FC	100	1-2 Dorset Rise – London EC4Y 8EN
Atos KPMG Consulting	100	FC	100	1-2 Dorset Rise – London EC4Y 8EN
Suède
Atos Consulting AB	55	FC	55	Walligatan 11 – 11160 STOCKHOLM
Switzerland
Atos Origin (Schweiz) AG	100	FC	100	Industriestrasse 19 – 8304 Wallisellen
ASIA PACIFIC
Australia
Atos Origin Australia Pty Limited	100	FC	100	Philips House Level 16 - 15 Blue Street - NORTH SYDNEY NSW 2060
China
Atos Origin Information Technology (Shangai) Co. Ltd.	100	FC	100	Room 1103-B4 -Pu Dong Software Park-498 Guo Shou Jing Road - Zhang Jiang Hi-Tech.Zone - SHANGAI 201203.P.R.
Atos Origin Hong Kong Ltd.	100	FC	100	43/F Hopewell Centre.17 Kennedy Road.17 Kennedy Road. WANCHAI
India
Atos Origin India Private Limited	100	FC	100	Unit No. 126/127. SDF IV. SEEPZ. Andheri (East). MUMBAI - 400 096
Malaysia
Atos Origin (Malaysia) Sdn. Bhd.	100	FC	100	5th Floor. Menara Merais. No. 1. Jalan 19/3. 46300 Petaling Jaya. Selangor Darul Ehsan. West Malaysia
Singapore
Atos Origin (Singapore) Pte	100	FC	100	8 Temasek Boulevard. # 07-01 Suntec Tower Three. Singapore 038988
Taiwan
Atos Origin Taiwan Ltd.	100	FC	100	9F.. No. 117. Sec 3. Ming Sheng E. Rd.. Taipei 105. TAIWAN
Thailand
Atos Origin IT (Thailand) Limited	100	FC	100	200 Moo 4.25th Floor. Jasmine international Tower. Room No.2502. Chaengwattana Road. Pakkret. Nonthaburi 11120. Thailand
AMERICAS
Argentina
Atos Origin Argentina S.A.	100	FC	100	Vedia 3892 P.B.. capital federal. C1430 DAL - BUENOS AIRES. Argentina
Brazil
Atos Origin Brasil Ltda.	100	FC	100	Rua Itapaiuna. 2434 - 2° andar- Parte. Santo Amaro. SAO PAULO
Peru
Atos ODS	98	FC	98	Avenue Ricardo Rivira – Navarrete 765 – LIMA 27
United States of America
Atos Origin Inc.	100	FC	100	430. Mountain Avenue – MURRAY HILL NJ 0797

FC: full consolidation
EA: equity affiliate

Atos Origin